

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 6, 2017

<u>Via E-mail</u>
Mr. Keith Helming
Chief Financial Officer
65 St. Stephen's Green
Dublin 2, Ireland

      Re: AerCap Holdings N.V.
             Form 20-F for the Year Ended December 31, 2015
             Filed March 23, 2016
             File No. 1-33159

Dear Mr. Helming:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Terence O'Brien

              Terence O'Brien
              Accounting Branch Chief
              Office of Manufacturing and Construction